# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rent the Runway, Inc., CIK 0001468327
CUSIP: 76010Y202
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201
Date of event which requires filing of this statement: 05/13/2026
Amends the filing with accession number 0001193125-25-256996
Filed by CIK 0001963997
Persons authorized to receive notices and communications: Bjorn Sperber, 11111 Santa Monica Blvd, Ste 350, Los Angeles, California (CA), 90025, (424) 330-8820

## Reporting persons
- Gateway Runway, LLC (CIK 0002093261): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Gateway Runway Intermediate Holdings, Inc. (CIK 0002092595): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Nexus Special Situations III, L.P. (CIK 0001815325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Nexus Special Situations III (Cayman) L.P. (CIK 0001815361): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Nexus Capital Management LP (CIK 0001963997): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Nexus Special Situations GP III, L.P. (CIK 0002092583): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Nexus Partners III, LLC (CIK 0002093669): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Damian Giangiacomo (CIK 0002093303): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Michael Cohen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Daniel Flesh (CIK 0001600232): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: Rent the Runway, Inc.
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Scheduled 13D is hereby amended and supplemented as follows:

On May 13, 2026, the Issuer announced the resignation of Jennifer Hyman from her roles as Chief Executive Officer and President of the Issuer and as a member of the Issuer's board of directors, effective May 15, 2026, and the appointment of an interim Chief Executive Officer. In connection with Ms. Hyman's resignation, on May 12, 2026 the Issuer and Ms. Hyman entered into a Separation, Advisor and Release Agreement (the "Separation Agreement") and a side letter agreement (the "Side Letter"). The Separation Agreement provides for Ms. Hyman's transition from her roles with the Issuer, the provision of certain advisor services following her separation, and certain separation benefits and release provisions. The Separation Agreement also includes customary restrictive covenants, including mutual non-disparagement obligations. Gateway Runway is a party to the Separation Agreement solely with respect to the non-disparagement provisions and certain affirmations contained therein. Pursuant to the Side Letter, Ms. Hyman and her affiliates agreed to terminate any and all of their respective rights under the Investor Rights Agreement, including rights to designate a director and a board observer to the Issuer's board of directors. The Reporting Persons may engage with the Issuer's board of directors, management, and other stockholders with respect to the identification and appointment of a successor to Ms. Hyman.

The foregoing summaries of the Separation Agreement and Side Letter do not purport to be complete and are qualified in their entireties by reference to the full text of the Separation Agreement and the Side Letter, which are filed as Exhibit 99.6 and Exhibit 99.7 hereto, respectively, and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

The beneficial ownership percentages reported herein are based on 33,419,413 shares of Class A Common Stock outstanding as of April 2, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 14, 2026.

Gateway Runway directly holds 4,274,394 shares of Class A Common Stock. Gateway Runway is jointly owned by Gateway Runway Intermediate and Nexus SS III. Nexus SS III Cayman is the limited partner Nexus SS III. Nexus Capital Management is the investment manager of Nexus SS III and Nexus SS III Cayman. Nexus SS GP III is the general partner of Nexus SS III and Nexus SS III Cayman. Nexus Partners is the general partner of Nexus SS GP III. Mr. Giangiacomo, Mr. Cohen and Mr. Flesh are the owners of Nexus Capital Management and Nexus Partners.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).

Based on filings made by Story3 and CHS US Investments, the Reporting Persons believe Story3 has beneficial ownership of 4,274,394 shares of Class A Common Stock, or 12.8% of the Issuer's outstanding shares of Class A Common Stock, and CHS US Investments has beneficial ownership of 19,983,656 shares of Class A Common Stock, or 59.8% of the Issuer's outstanding shares of Class A Common Stock. Accordingly, the Reporting Persons believe that collectively, the Reporting Persons, Story3, and CHS US Investments have beneficial ownership of 28,532,444 shares of Class A Common Stock, or approximately 85.4% of the Issuer's outstanding shares of Class A Common Stock. The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Story3 or CHS US Investments, as well as beneficial ownership with respect to any shares of Class A Common Stock beneficially owned by Story3 and CHS US Investments, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction with respect to the Class A Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.6 - Separation Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 13, 2026)
Exhibit 99.7 - Side Letter (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on May 13, 2026)

## Signatures
- Gateway Runway, LLC: /s/ Damian Giangiacomo, Damian Giangiacomo, President (05/13/2026)
- Gateway Runway Intermediate Holdings, Inc.: /s/ Damian Giangiacomo, Damian Giangiacomo, President (05/13/2026)
- Nexus Special Situations III, L.P.: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (05/13/2026)
- Nexus Special Situations III (Cayman) L.P.: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (05/13/2026)
- Nexus Capital Management LP: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (05/13/2026)
- Nexus Special Situations GP III, L.P.: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (05/13/2026)
- Nexus Partners III, LLC: /s/ Damian Giangiacomo, Damian Giangiacomo, Manager (05/13/2026)
- Damian Giangiacomo: /s/ Damian Giangiacomo, Damian Giangiacomo (05/13/2026)
- Michael Cohen: /s/ Michael Cohen, Michael Cohen (05/13/2026)
- Daniel Flesh: /s/ Daniel Flesh, Daniel Flesh (05/13/2026)